

May 17, 2012

Via E-mail
Mr. James M. Sullivan
Executive Vice President and Chief Financial Officer
Solutia Inc.
575 Maryville Centre Drive
P.O. Box 66760
St. Louis, Missouri 63166-6760

     Re: Solutia Inc.
               Form 10-K
               Filed February 24, 2012
               File No. 1-13255

Dear Mr. Sullivan:

We have reviewed your response dated May 8, 2012 and have the following comment.

Please respond to this letter within ten business days or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the period ended March 31, 2012

8. Commitments and Contingencies, page 12

1. We note your response to the comment in our letter dated May 1, 2012, and the disclosures provided in this Form 10-Q. In future filings, please expand the footnote disclosure to include the second and third paragraphs of your response regarding (a) the bankruptcy court's release of you from all legal responsibility for Legacy Tort Claims, (b) the bankruptcy court ordering that the former Monsanto Company and New Monsanto would be required to assume responsibility for all costs of any current and future Legacy Tort Claims, (c) that Pfizer, Inc. is required to bear all financial responsibility in the event that the former Monsanto Company and New Monsanto are unable to fulfill their obligations, and (d) the procedural protocol for tendering Legacy Tort Claims and New Monsanto's acceptance of responsibility for the tender. In this regard, claims against you and/or your consolidated subsidiaries would appear to meet the definition of loss contingencies and any corresponding indemnification agreements would appear to meet

the definition of a gain contingency. However, it appears from your response that the bankruptcy court has legally released you from any liability associated with claims meeting the definition of Legacy Tort Claims and placed that legal obligation with the former Monsanto Company and New Monsanto. Based on your response letter, it appears that it is not always 100% certain whether a claim tendered to New Monsanto meets the definition of a Legacy Tort Claim, it would appear relevant information for an investor to understand the process undertaken by you and New Monsanto for assessing the claims. Finally, please include disclosure regarding the process you undertake to monitor the tendered claims to ensure that no portion of these claims have been determined to be outside of the definition of Legacy Tort Claims. Please refer to the fifth paragraph of your response letter.

You may contact Jenn Do at (202) 551-3743, Tracey Smith at (202) 551-3736, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief